A.M. Kidd Holding, Inc.
California Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2021

A.M. Kidd Holding, Inc.

TABLE OF CONTENTS



To the Board of Directors
A.M.. Kidd Holding Inc.
Oakland, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of A.M. Kidd Holding, Inc. (the "Company"), a California corporation, which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in shareholders' equity/(deficit), and cash flows for the period from January 1, 2021 to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Robbie Terry Washington

Robbie Terry-Washington, CPA
April 28, 2022

RTW Xxact Enterprises, LLC
6804 James B. Rivers Memorial Drive| Stone
Mountain, GA 30083
p: 470.441.5140 f: 678.785.1623
info@rtwxxact.com | www.rtwxxact.com

A.M. KIDD HOLDING, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2021
Unaudited

		2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	83,862
Accounts Receivable		
Funds Held in Escrow by WeFunder		-
TOTAL CURRENT ASSETS		83,862
OTHER ASSETS:		
Equity Investment in The Wine Noire, LLC		64,690
Intangible Assets, Trademark		6,709
Security Deposits		7,071
TOTAL ASSETS		162,332
LIABILITIES		
CURRENT LIABILITIES:		
Accounts Payable		-
TOTAL CURRENT LIABILITIES		-
LONG TERM LIABILITIES:		
Pending Investment - WeFunder Investors		186,462
TOTAL LIABILITIES		186,462
EQUITY		
Capital Contributions		46,233
Owner Equity		2,071
Net Income (Loss)		(72,433)
TOTAL EQUITY		(24,129)
TOTAL LIABILITIES AND EQUITY	$	162,332

A.M. KIDD HOLDING, INC.
INCOME STATEMENT
PERIOD ENDING DECEMBER 31, 2021
Unaudited

REVENUES

Equity Investment Sub- Wine Noire, LLC	$	26,797
Sales		5,000
TOTAL REVENUES		31,797
Cost of Goods Sold		23,959

GROSS PROFIT 7,838

EXPENSES:

Advertising	26,022
Bank Fees	90
Business Licenses & Fees	2,978
Car and Truck	725
Dues and Subscriptions	4,551
Insurance	541
Legal Fees	16,808
Meals and Entertainment	3,600
Medical	2,432
Office Supplies	506
Rent	801
Shipping	303
Software	12,114
Taxes	695
Telephone	681
Travel	2,960
Training and Education	4,464
Total Expenses	80,271

OTHER INCOME

Interest	0.32

NET INCOME/(LOSS) $ (72,433)

A.M. KIDD HOLDING, INC.
STATEMENT OF CHANGES IN EQUITY
PERIOD ENDING DECEMBER 31, 2021
Unaudited

| | Common Stock | | | | |
	Shares	Amount	Net Income/(Loss)	Owner's Equity	Total Equity
Balance January 1, 2021	9,900	$ 8,339	$ -	$ -	$ 8,339
Capital Increase/(Decrease)	44,987	37,894	-	-	37,894
Equity Account		-	-	2,071	2,071
Net Loss	-	-	(72,433)	-	(72,433)
Balance December 31, 2021	54,887	$ 46,233	$ (72,433)	$ 2,071	$ (24,129)

A.M. KIDD HOLDING, INC.
STATEMENTS OF CASH FLOWS
PERIOD ENDED DECEMBER 31, 2021
Unaudited

	2021
OPERATING ACTIVITIES	
Net Income (Loss)	(72,433)
Adjustments to reconcile increase (decrease) to	
Net Income	2,071
Security Deposits	(7,071)
Net Cash Used by Operating Activities	$ (5,000)
INVESTING ACTIVITIES	
Trademark	(5,900)
Wefunder - Crowd Funding Escrow	(4,280)
Wefunder Investor Liability	55,062
Net cash Provided/(Used) by Investing Activities	$ 44,882
FINANCING ACTIVITIES	
Common Stock	37,894
Net Cash Provided by Financing Activities	37,894
Net cash increase/(decrease) for period	77,776
Cash at beginning of period	6,087
Cash at end of period	$ 83,863

NOTE 1: NATURE OF OPERATIONS

A.M. Kidd Holding, Inc. (the "Company"), is a corporation organized February 21, 2020, under the laws of California. The Company is a wine importer and wholesaler in the state of California.

As of December 31, 2021, the Company has generated $5,000 in sales and has a 100% ownership in The WineNoire, LLC. The Company's activities since inception have consisted primarily of formation activities and preparations to raise capital. Given the company's limited operating history, future revenues, if any, cannot be estimated. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; (4) collection is reasonably assured. The Company has recorded revenues of $31,797 from January 1, 2021 through December 31, 2021.

Equity Method Investments

Equity investment in The WineNoire, LLC was accounted for by the equity method of accounting. A.M. Kidd Holding, Inc. owns 100% interest in The WineNoire, LLC., effective January 1, 2021. The investment is recorded at cost on the balance sheet. 100% of the Net Income of the WineNoire, LLC for year ended December 31, 2021 has been recorded on the parent company, A.M.Kidd Holding, Inc.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Intangible Assets

The Company recognizes intangible assets at cost. The intangible assets consist of a trademark. There are no costs to renew or extend the term of acquired intangible assets during the interim period ending December 31, 2021. Gross carrying amount of trademark is reported on the balance sheet as of December 31, 2021. The trademark is nonamortizable.

Income Tax

The Company was organized as a Corporation under the laws of California. The Company is subject to tax filing requirements as a Corporation in the federal jurisdiction of the United States. The Company is subject to franchise and income tax filing in the state of California.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has generated revenues of $31,797 as of December 31, 2021. The Company has limited liquid assets available, with just $83,862.42 of cash as of December 31, 2021. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: REVENUE SHARE LOANS

During the period ended December 31, 2021, the Company has pending revenue share promissory notes totaling $186,462. The notes are unsecured obligations of the Company. The notes require quarterly payments of 4% of net revenues (as defined in the note agreements) until 2x the loan principal amount has been repaid. The full amount of $186,462 is pending as of December 31, 2021.

NOTE 5: SHAREHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company is organized as a California corporation and has one class of stock: Common Stock.

The shares are distributed as follows with full voting rights to Alicia M. Kidd

Equity Activity

	Shares	Amount
Balance January 1, 2021	9,900	$8,933
Capital Increases	44.987	37,894
Balance December 31, 2021	54,887	$46,233

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 15, 2022, the date through which the financials were available to be issued. The 2021 net business activity of 100% owned subsidiary, The WineNoire, LLC, has been properly included in the financials of the parent company, thereof.